CTDC Attends Clean Energy & Industrial Growth Conference in San Francisco

HONG KONG – November 8, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a provider of renewable energy solutions and appliances focusing on the solar energy sector in China, announced that Charlene Hua, Chief Financial Officer, and Stephan Yao, General Manager of PR & IR Department of the Company, attended the Clean Technology & Industrial Growth Conference 2007 being held in San Francisco on November 7-8 (“the Conference”). The Conference attracted over 500 attendees, including energy companies and institutional investors. As the only China-based solar company present at the Conference, CTDC took the opportunity to introduce its solar business and thin film technology, as well as look for international strategic partners in the market.

The Conference is to showcase public and private companies representing the leading and emerging technologies within the renewable energy sector. Pacific Growth Equities, LLC, the organizer of the Conference, is an investment bank specializing in and focusing on emerging growth companies.

“The Conference presents a unique opportunity for CTDC to reach out to the peer companies worldwide and potential partners and investors who may be interested in the booming China solar market”, commented Charlene Hua. “It’s also a great opportunity to exchange ideas as well as best practices, and to promote the Company and build relationship with quality industry players. We believe that our continued attendance at key conferences in the future will help build partnerships, educate our investors about the tremendous opportunity for our company as well as increase our brand awareness.”

About CTDC:
CTDC is a provider of renewable energy solutions and network security focusing on the solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.